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jtishler@sheppardmullin.com
October 18, 2016
File Number: 04BR-156957

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street N.E. Washington, D.C. 20549 Attention: Gus Rodriguez

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 1, 2016
Response dated September 15, 2016
File No. 001-34063

Dear Mr. Rodriguez:
We are submitting this letter at the request and on behalf of LendingTree, Inc. (the “Company”) in response to comments contained in the letter dated October 4, 2016, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gabriel Dalporto, Chief Financial Officer of the Company.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 27
1.    We have reviewed your response to comment 2. The company has realized significant growth in non-mortgage revenues in fiscal 2014 and 2015 and the interim periods of 2016. The increases from your non-mortgage products have contributed to increased operating income and net income from continuing operations. The increase for some of your non-mortgage products have been disclosed in your earnings releases although the reasons for the increases have not been discussed. For example, in the earnings release for the second quarter ended June 30, 2016, you disclose that loan requests for personal loans increased 23% sequentially; that home equity loan requests increased 48% sequentially and that enrollment in My Lending Tree increased 98% compared to the prior year.
Your MD&A currently identifies the non-mortgage products and has a statement that there were increases in revenues for some of the non-mortgage products. The disclosures do not quantify the increases or decreases in growth between the periods or the reasons for the increases or decreases so that an investor can understand your results of operations as required by Item 303(a)(3)(i) of Regulation S-K. Please provide us with the proposed changes and revise, in all future filings, to discuss, analyze and quantify the changes in revenues recognized for each of the non-mortgage products offered and the reasons for these changes, for each of the periods presented.

October 18, 2016

RESPONSE:

The Company acknowledges the Staff’s comment and will provide additional MD&A disclosure in future filings substantially in the following format, beginning with the next Quarterly Report on Form 10-Q:

Revenue [increased/decreased] in the [period(s)] of [year] compared to the [period(s)] of [prior year] due to [increase(s)/decrease(s)] in our non-mortgage products of $ • [and $ • , respectively], and in our mortgage products of $ • [and $ • , respectively].

              Our non-mortgage products include the following non-mortgage lending products: personal loans, home equity, reverse mortgage, credit cards, auto loans, student loans and small business loans. Our non-mortgage products also include home improvement referrals and other credit products such as credit repair and debt settlement. Many of our non-mortgage products are not individually significant to revenue. The [increase/decrease] in revenue from our non-mortgage products in the [period(s)] of [year] is primarily due to [list of factors material to an understanding of the changes in revenue for the non-mortgage products as a whole]. Revenue from our [personal loans product] [increased/decreased] $ • to $ • in [current period] from $ • in [prior year period], or • %, due to [state reason(s)].  [Repeat for any other individual non-mortgage products representing more than 10% of revenue in any reported period.]  For the periods presented, no other non-mortgage product represented more than 10% of revenue. [Each other factor identified above as material to an understanding of the changes in revenue for non-mortgage products as a whole, quantified and analyzed here; where changes in a product or service type representing less than 10% of revenue in any reported period are identified as material to the non-mortgage products as a whole, the reason for the change in revenue for that product will be included in the analysis].

* * *

If you require additional information, please telephone the undersigned at (858) 720-8943.
Very truly yours,

/s/ John D. Tishler

John D. Tishler
for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

Enclosures

cc: Gabriel Dalporto